Exhibit 99.5

(Incorporated in the Cayman Islands with limited liability)

(於開曼群島註冊成立的有限公司)

(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733, 40246, 40247, 40584, 40585,

40852, 40853, 40854, 5413, 5414, 5415)

(股份代號：1928及票據證券代號: 5141、5142、5727、5733、40246、40247、40584、40585、

40852、40853、40854、5413、5414、5415)

NOTIFICATION LETTER 通 知 信 函

March 31, 2023

Dear Non-Registered Holder1,

Sands China Ltd. (the “Company”)

– Notice of publication of 2022 Annual Report, and Circular containing the Notice of Annual General Meeting (collectively “Current Corporate Communications”) and 2022 Environmental, Social and Governance Report

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.sandschina.com and the website of HKEXnews at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of the Company’s website. You may also access the Current Corporate Communications by visiting the website of HKEXnews. If you have chosen to receive the Corporate Communications2 in printed form, the printed copies of the Current Corporate Communications in your selected language(s) are enclosed.

If you wish to (a) receive the Current Corporate Communications in printed form or in a language version other than your existing choice; and/or (b) change your choice of language or means of receipt of all future Corporate Communications, please complete, sign and return the Request Form on the reverse side (which may also be downloaded from the websites mentioned above) to the Company c/o Computershare Hong Kong Investor Services Limited (the “Hong Kong Share Registrar”) by post (using the mailing label at the bottom of the Request Form) or by email to sandschina.ecom@computershare.com.hk. There is no need to affix a stamp when returning if posted in Hong Kong. If you are posting from outside Hong Kong, please affix an appropriate stamp.

The 2022 Environmental, Social and Governance Report of the Company is published in electronic form only and is available on the Company’s website at www.sandschina.com under the Investor Relations section and the website of HKEXnews at www.hkexnews.hk. If you wish to receive a printed copy of the 2022 Environmental, Social and Governance Report, you may submit your request to the Hong Kong Share Registrar (by post to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or by email to sandschina.ecom@computershare.com.hk).

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at +852 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays.

By order of the Board

SANDS CHINA LTD.

Dylan James Williams

Company Secretary

Notes:

1.

This letter is being sent to the non-registered holders of the shares of the Company, whose shares are held in the Central Clearing and Settlement System (CCASS) and who have notified the Company through Hong Kong Securities Clearing Company Limited that they wish to receive the Corporate Communications. If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on its reverse side.

2.

Corporate Communications include but is not limited to (a) the directors’ report, its annual accounts together with a copy of the auditor’s report and, where applicable, its summary financial report; (b) the interim report and where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

致非登記股份持有人1：

金沙中國有限公司（「本公司」）

– 2022年度報告及通函載有股東周年大會通告（統稱「本次公司通訊」）及 2022環境、社會及管治報告之刊發通知

本公司的本次公司通訊中、英文版本已上載於本公司網站 www.sandschina.com 及香港交易所披露易網站 www.hkexnews.hk。 閣下可於本公司網站主頁按「投資者關係」一項，或在披露易網站瀏覽有關文件。如 閣下已選擇收取公司通訊2的印刷本，隨本函附上按 閣下所選擇的語言版本之本次公司通訊印刷本。

如 閣下欲(a)收取本次公司通訊之印刷本又或有別於 閣下所選擇的另一個語言版本；及 / 或(b)更改日後收取所有公司通訊的語言版本或收取方式，請 閣下填妥及簽署在本函背面的申請表格（該表格亦可於上述網站下載），並使用申請表格下方的郵寄標籤寄回香港中央證券登記有限公司（「香港證券登記處」）或電郵至 sandschina.ecom@computershare.com.hk，以代為告悉本公司。如在香港投寄，毋須貼上郵票；如在香港以外地方投寄，請貼上適當的郵票。

本公司之2022環境、社會及管治報告僅以電子方式載於本公司網站 www.sandschina.com「投資者關係」一欄及香港交易所披露易網站www.hkexnews.hk，歡迎瀏覽。若 閣下欲索取本公司2022環境、社會及管治報告的印刷本， 閣下可向香港證券登記處（郵寄至香港灣仔皇后大道東183號合和中心17M樓或電郵至 sandschina.ecom@computershare.com.hk）提出有關要求。

如對本函內容有任何疑問，請致電本公司電話熱線+852 2862 8688，辦公時間為星期一至五（公眾假期除外）上午9時正至下午6時正。

承董事會命

金沙中國有限公司

韋狄龍

公司秘書

2023年3月31日

附註：

1.	本函件乃向本公司之非登記股份持有人發出，該等人士的股份存放於中央結算及交收系統(中央結算系統)，並已經透過香港中央結算有限公司通知本公司，他們希望收到公司通訊文件。如果 閣下已出售或轉讓所持有的本公司股份，則無需要理會本函件及其背面的申請表格。

2.	公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f) 代表委任表格。

CCS3977 SCLH_NRH

Request Form 申請表格

To: Sands China Ltd. (the "Company")
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733, 40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)
c/o Computershare Hong Kong Investor Services Limited
(the "Hong Kong Share Registrar")
17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

致： 金沙中國有限公司（「公司」）
（股份代號：1928 及票據證券代號: 5141、5142、5727、5733、40246、40247、40584、40585、40852、40853、40854、5413、5414、5415）
經香港中央證券登記有限公司
（「香港證券登記處」）
香港灣仔皇后大道東 183 號合和中心 17M 樓

You do NOT need to complete this request form if you have received the document(s) in the language or manner you want.
倘　閣下收到的文件之語言版本，或收取方式符合　閣下的意願，則毋須填寫本申請表格。

Part A – To receive printed version of the 2022 Annual Report, and Circular containing the Notice of Annual General Meeting (collectively "Current Corporate Communications")
甲部 – 收取 2022 年度報告及通函載有股東周年大會通告（統稱「本次公司通訊」）之印刷本

I/We would like to receive a printed version of the Current Corporate Communications of the Company as indicated below:
本人／我們希望以下列方式收取　貴公司本次公司通訊文件之印刷本：
(Please select **ONLY ONE** of the following options by marking **(X)** in the appropriate box 請從下列選擇中，僅在其中**一個空格**內劃上「**X**」號)

☐ a printed copy in English ONLY.
一份英文印刷本。

☐ a printed copy in Chinese ONLY.
一份中文印刷本。

☐ the printed copies in BOTH English and Chinese.
英文及中文各一份印刷本。

Part B – To change the choice of language or means of receipt of all future Corporate Communications
乙部 – 更改選取所有日後公司通訊之語言版本或收取方式

I/We would like to receive all future Corporate Communications of the Company* in the manner as indicated below:
本人／我們欲以下列方式收取　貴公司日後刊發的所有公司通訊*：
(Please mark **ONLY ONE**（**X**）of the following boxes 請從下列選擇中，僅在其中**一個空格**內劃上「**X**」號)

☐ by electronic means through the Company's website (instead of in printed copies) with a notification letter by post of the publication of Corporate Communications on the Company's website; OR
以電子方式刊載於本公司網站，以代替印刷本，並收取公司通訊已在本公司網站刊載之郵寄通知信函；或

☐ in printed form in English ONLY; OR
僅收取英文印刷本；或

☐ in printed form in Chinese ONLY; OR
僅收取中文印刷本；或

☐ in printed form in BOTH English and Chinese.
同時收取英文及中文印刷本。

Name(s) of Shareholder(s)#
股東姓名# ______________________
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Contact telephone number
聯絡電話號碼 ______________________

Address#
地址# ______________________
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Signature
簽名 ______________________

Date
日期 ______________________

 # You are required to fill in the details if you download this Request Form from the Company's website.
假如你從本公司網站下載本申請表格，請必須填上有關資料。

Notes 附註：

1. Please complete all your details clearly.
請　閣下清楚填妥所有資料。
2. This Request Form is to be completed by the non-registered holders of the shares of the Company, whose shares are held in the Central Clearing and Settlement System (CCASS) and who have notified the Company through Hong Kong Securities Clearing Company Limited that they wish to receive the Corporate Communications.
本申請表格應由本公司非登記股份持有人填寫。該等人士的股份存放於中央結算及交收系統(中央結算系統)，並已經透過香港中央結算有限公司通知本公司，他們希望收到公司通訊文件。
3. Any Request Form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.
如在本申請表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4. The above instruction in Part B will apply to all future Corporate Communications to be sent to you until you notify otherwise by reasonable notice in writing to the Company c/o the Company's Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited (by post to 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong or by email to sandschina.ecom@computershare.com.hk) or unless you have at anytime ceased to hold shares in the Company.
上述乙部之指示適用於日後寄送予　閣下之所有公司通訊文件，直至　閣下以合理時間的書面通知知會本公司之香港證券登記處香港中央證券登記有限公司（郵寄至香港灣仔皇后大道東 183 號合和中心 17M 樓或電郵至 sandschina.ecom@computershare.com.hk）另作選擇為止，或　閣下於任何時候不再持有本公司的股份。
5. For the avoidance of doubt, we do not accept any other instructions given on this Request Form.
為免存疑，任何在本申請表格上的其他指示，本公司將不予處理。
6. Please note that both printed English and Chinese versions of all Corporate Communications that we have sent to our shareholders in the past 12 months are available from the Company upon request. They are also available on the Company's website at **www.sandschina.com** for five years from the date of first publication.
本公司備有於過去12個月曾寄發予股東的公司通訊文件的中、英文版印刷本以供索閱。該等通訊文件亦由首次登載日期起計，持續5年載於本公司網站 **www.sandschina.com**。

** Corporate Communications include but not limited to (a) the directors' report, its annual accounts together with a copy of the auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.*
** 公司通訊包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)代表委任表格。*

31032023 1 0

Mailing Label 郵寄標籤

Computershare Hong Kong Investor Services Limited
香港中央證券登記有限公司
Freepost No. 簡便回郵號碼：37
Hong Kong 香港

Please cut the mailing label and affix it to the envelope in order to return this form to us.
No postage is necessary if posted in Hong Kong.
當　閣下寄回此表格時，請將郵寄標籤剪貼於信封上。
如在本港投寄，　閣下無需支付郵費或貼上郵票。

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